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          SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549
                   ___________________

                     SCHEDULE 13D
                    (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
    1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                    (AMENDMENT NO. _____)1


                     CKF BANCORP, INC.
     --------------------------------------------------
                     (Name of Issuer)


          Common Stock, par value $.01 per share
      --------------------------------------------------
              (Title of Class of Securities)


                       12561J 10 4
                  --------------------
                     (CUSIP Number)


                     W. Irvine Fox
                   One Charleston Greene
                Danville, Kentucky  40422
                     (606) 326-7527
     -------------------------------------------------
      (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)


                    February 14, 2000
  ------------------------------------------------------
  (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [   ]

                  (Continued on following pages)

                         Page 1 of 6 pages
____________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                          SCHEDULE 13D

CUSIP No. 12561J 10 4                          Page 2 of 6 Pages

1.  Names of reporting person
    I.R.S. Identification Nos. of above persons (entities only):

    W. Irvine Fox


2.  Check the appropriate box if a member of a group:
        (a)  [   ]
        (b)  [   ]

3.  SEC use only:



4.  Sources of funds:  PF

5.  Check box if disclosure of legal proceedings is
    required pursuant to Items 2(d) or 2(e):  [   ]

6.  Citizenship or place of organization:  United States

Number of        7.    Sole Voting Power:        33,400 *
shares
beneficially     8.    Shared Voting Power:       7,500
owned by
each             9.    Sole Dispositive Power:   33,400 *
reporting
person with     10.    Shared Dispositive Power:  7,500

11. Aggregate amount beneficially owned by each reporting
    person:
    40,900

12. Check box if the aggregate amount in Row (11) excludes certain shares: [X] **

13. Percent of class represented by amount in Row (11):
    5.08% ***

14. Type of reporting person:  IN

* The amount shown includes 2,700 shares which may be acquired by Mr. Fox upon the exercise of options exercisable within 60 days of the date hereof.
** The reporting person disclaims beneficial ownership of 75,766 shares held by CKF Bancorp, Inc. Employee Stock Ownership Plan Trust and 59,600 shares held by the CKF Bancorp, Inc. Incentive Plan Trust, over which shares Mr. Fox shares voting and dispositive power.
*** Assumes all 2,700 shares subject to option exercisable within 60 days have been exercised.

                              2

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Item 1.  Security and Issuer.

     The class of equity security to which this statement relates is the common stock, par value $.01 per share (the
"Common Stock"), of CKF Bancorp, Inc. (the "Issuer"). The executive office of the Issuer is located at 340 West Main
Street, Danville, Kentucky 40422.

Item 2.  Identity and Background.

     (a)  Name: W. Irvine Fox
     (b)  Residence or Business Address: One Charleston Greene
          Danville, Kentucky  40422
     (c) Present Principal Occupation: Real estate developer and Chairman of the Board of the Issuer
     (d)  Criminal Proceeding Convictions:  None
     (e)  Securities Laws Proceedings:  None
     (f)  Citizenship:  United States

Item 3.  Source and Amount of Funds or Other Consideration.

     30,700 of 40,900 shares of Common Stock were purchased by the reporting person with approximately $339,400 in personal funds. The remaining shares consist of (i) 7,500 shares beneficially owned by the reporting person's family, and (ii) 2,700 shares that may be acquired upon the exercise of options held by the reporting person and that are exercisable within 60 days of the date hereof.

Item 4.  Purpose of Transaction.

     The shares covered by this statement were acquired for investment. Depending upon a continuing assessment and upon future developments, the reporting person may determine, from time to time or at any time, to purchase additional shares of the Issuer for investment or dispose of shares of the Issuer's Common Stock. As Chairman of the Board of the Issuer, the reporting person regularly explores potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management policies, governing instruments, securities or regulatory or reporting obligations of the Issuer. Except as noted above, the reporting person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors;

(e)  Any material change in the present capitalization or
     dividend policy of the Issuer;
                              3
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(f)  Any other material change in the Issuer's business or
     corporate structure;

(g) Changes in the Issuer's Certificate of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
     Section 12(g)(4) of the Securities Exchange Act of 1934;
     or

(j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, the reporting person beneficially owned 40,900 shares, or 5.08%, of the Issuer's outstanding shares of Common Stock, assuming the reporting person exercises all options to acquire shares of Common Stock that are exercisable within 60 days of the date hereof. The reporting person disclaims beneficial ownership of 75,766 shares held by CKF Bancorp, Inc. Employee Stock Ownership Plan Trust and 59,600 shares held by the CKF Bancorp, Inc. Incentive Plan Trust, over which shares Mr. Fox shares voting and dispositive power.

(b) The reporting person has sole voting and dispositive power with respect to 30,700 shares and with respect to 2,700 shares the reporting person has the right to acquire upon the exercise of options exercisable within 60 days of the date hereof. The reporting person exercises shared voting and dispositive power with respect to 7,500 shares owned by Hazel M. Fox, the reporting person's spouse, whose address is the same as that of the reporting person (as disclosed at Item 2(b) above). She is a housewife and has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not in the last five years been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and was or is not subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, and is a United States citizen.

(c) No transactions in the Issuer's Common Stock were effected by the reporting person during the past 60 days, except that on December 8, 1999, the reporting person purchased 500 shares of Common Stock in the open market at a price of $12.875 per share, and on December 9, 1999, the reporting person purchased 500 shares of Common Stock in the open market at a price of $13.00 per share.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the reporting person.

(e)  Not applicable.

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Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships between the reporting person or any other person with respect to the Issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise, other than ordinary arrangements and relationships not specifically related to the Issuer's securities.

Item 7.  Material to be Filed as Exhibits.

     None.
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                       SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 17, 2000             /s/ W. Irvine Fox
-----------------             ---------------------------------
     Date                     Signature

                              W. Irvine Fox
                              Chairman of the Board of
                              CKF Bancorp, Inc.